1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

March 15, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Katherine Wray, Attorney-Advisor
Office of Information Technologies and Services

RE:	Fig Publishing, Inc.
Post-qualification Amendment No. 3 to Offering Statement on Form 1-A
Filed March 3, 2017
File No. 024-10507

Dear Ms. Wray:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated March 13, 2017, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Post-qualification Amendment No. 3 to the Company’s Offering Statement on Form 1-A filed March 3, 2017. Post-qualification Amendment No. 4 to the Company’s Offering Statement (“Post-qualification Amendment No. 4”) is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type below, and have followed each comment with the Company’s response.

The Current Game, Developer and Shares, page 47

1.	We note your amended disclosure made in response to prior comment 3. Please clarify, if true, that the financial information presented is not a complete representation of the financial performance of the games because it does not include all the cost or expenses that would impact whether a game is profitable. Also, revise to state, if true, that such information was not prepared in accordance with GAAP, nor audited in accordance with GAAS.

Response to Comment #1:

In response to this comment, the Company has revised its disclosures on pages 47, 48 and 53 of Post-qualification Amendment No. 4.

* * * * *

Katherine Wray, Attorney-Advisor U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. March 15, 2017 Page 2 of 2

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 646-895-7112 (direct); 212-370-1300 (reception); or 917-882-2727 (mobile); or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann

Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Justin Bailey, Fig Publishing, Inc.